After Recording Return To:

DreamFunded Servicing, LLC
388 Market Street, 13th Floor
San Francisco, Ca. 94111

_____ **[Space Above This Line For Recording Data]** _____

CALIFORNIA MULTI-BENEFICIARY DEED OF TRUST

DEFINITIONS

Words used in multiple sections of this Security Instrument are defined below

(A) **"Security Instrument"** means this California Multi-Beneficiary Deed of Trust, which is dated September 30, 2017, together with all Riders to this document.
(B) **"Borrower"** is **364 West 10th Street, Inc., of 16299 Foothill Blvd, Fontana, CA, 92335.** Borrower is the trustor under this Security Instrument.
(C) **"Lenders"** are those parties set forth on **Exhibit A** attached hereto, together with their agent DreamFunded Lending, LLC, ("Lender Agent") a Delaware limited liability company, with an address of 388 Market Street, 13th Floor, San Francisco, CA 94111. Lenders are the Beneficiaries under this Security Instrument.
(D) **"Trustee"** First American, as Trustee, with an address of 3400 Central Avenue, Suite 100
Riverside, CA 92506
(E) **"Note"** means the promissory note signed by Borrower and dated _____, _____. The Note states that Borrower owes Lenders One Hundred Thousand and no/100 Dollars. (U.S. $100,000.00) plus interest. Borrower has promised to pay this debt in regular Periodic Payments and to pay the debt in full not later than _____.
(F) **"Property"** means the property that is described below under the heading "Transfer of Rights in the Property."
(G) **"Loan"** means the debt evidenced by the Note, plus interest, any prepayment charges and late charges due under the Note, and all sums due under this Security Instrument, plus interest.
(H) **"Riders"** means all Riders to this Security Instrument that are executed by Borrower. The following Riders are to be executed by Borrower [check box as applicable]:

☐ Adjustable Rate Rider	☐ Condominium Rider	☐ Second Home Rider
☐ Balloon Rider	☐ Planned Unit Development Rider	☐ Other(s) [specify]
☐ 1-4 Family Rider	☐ Biweekly Payment Rider	_____

All references to section numbers in the Security Instrument that are contained in the Riders refer to those sections of the same number incorporated from the Fictitious Deed of Trust.

(I) **"Beneficiaries"** are those parties set forth on **Exhibit A** attached hereto, together with the Lender Agent. Each Beneficiary owns a direct pro-rata share of the rights hereunder.

TRANSFER OF RIGHTS IN THE PROPERTY

This Security Instrument secures to Lenders: (i) the repayment of the Loan, and all renewals, extensions and modifications of the Note; and (ii) the performance of Borrower's covenants and agreements under this Security Instrument and the Note. For this purpose, Borrower irrevocably grants and conveys to Trustee, in trust, with power of sale, the following described property located in the County of San Bernardino:

APN: 0140-063-17

Lot 10 HOME BUILDERS MONTE VISTA TRACT LOT 10 AND PTN ALLEY VAC ON N

which currently has the address of 364 West 10th Street San Bernardino, CA 92410

TOGETHER WITH all the improvements now or hereafter erected on the property, and all easements, appurtenances, and fixtures now or hereafter a part of the property. All replacements and additions shall also be covered by this Security Instrument. All of the foregoing is referred to in this Security Instrument as the "Property."

BORROWER COVENANTS that Borrower is lawfully seised of the estate hereby conveyed and has the right to grant and convey the Property and that the Property is unencumbered, except for encumbrances of record. Borrower warrants and will defend generally the title to the Property against all claims and demands, subject to any encumbrances of record.

THIS SECURITY INSTRUMENT combines uniform covenants for national use and non-uniform covenants with limited variations by jurisdiction to constitute a uniform security instrument covering real property.

BY SIGNING BELOW, Borrower accepts and agrees to the terms and covenants contained in this Security Instrument (including those provisions of the Fictitious Deed of Trust that are incorporated by reference) and in any Rider executed by Borrower and recorded with it.

The undersigned Borrower requests that a copy of any Notice of Default and any Notice of Sale under this Security Instrument be mailed to the Borrower at the address set forth above.

Witnesses:

_____   _____ (Seal)
                                                                                                        - Borrower

_____   _____ (Seal)
                                                                                                        - Borrower

_____ **[Space Below This Line For Acknowledgment]** _____

EXHIBIT A

LENDERS/BENEFICIARIES